EMGOLD MINING CORPORATION. (the "Issuer")

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer.  The documents will be accessible under the Issuer's profile at .  However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A   ______

I wish to receive interim financial statements and MD & A   ______

COMPLETE AND RETURN THIS FORM TO:

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Attention: Shareholder Communications

NAME:                         ___________________________

ADDRESS:                   ___________________________

                                                _______________________________

POSTAL CODE:

___________________________

SIGNATURE OF
SHAREHOLDER:

______________________________________DATE:____________